January 6, 2012

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Owens & Minor, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 25, 2011

File No. 001-09810

Dear Ms. Jenkins:

The responses of Owens & Minor, Inc. (the “company”) to your letter dated December 8, 2011, regarding the above-referenced filing of the company, are set forth below.

For convenience, the comments contained in your letter are presented, followed by the company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Expenditures, page 20

1.	We note on page 16 that your day sales outstanding (“DSO”) was 19.6 at December 31, 2010 compared to 21.4 at December 31, 2009; and in your fourth quarter earnings conference call transcript that this was the lowest DSO that you have ever reported. We further note on page 24 that a hypothetical increase in DSO of one day would result in a decrease in your cash balances, an increase in borrowings against your revolving credit facility, or a combination thereof of approximately $24 million. Please tell us if the decrease in DSO of approximately 1.8 days had a material effect on your operating cash flows in 2010 compared to fiscal 2009 and, if so, tell us how you considered quantifying the resulting increase in cash provided by operations pursuant to FRC 501.13.b.1.

Owens & Minor’s Response

A decrease in our DSO of approximately 1.8 days to 19.6 at December 31, 2010 compared to 21.4 at December 31, 2009 resulted in an increase in operating cash flows from continuing operations of approximately $43 million. We provided an explanation that the primary driver of the decrease in accounts receivable was “improved collections”, which is indicated by and measurable based on the decrease in DSO. We also defined DSO as our measure of “performance in collecting customer accounts receivable” and provided the means to quantify the effects of changes in accounts receivable related to improved collections through our disclosure of the DSO performance metric in the Financial Condition, Liquidity and Capital Resources section on page 20 and related sensitivity analysis in Item 7A Quantitative and Qualitative Disclosures About Market Risk on page 24 (“Item 7A”).

Our disclosure of the impact of DSO changes in Item 7A was intended to convey the downside risk and sensitivity of our liquidity to a one day increase in DSO. We believe DSO is a commonly used and understood performance metric. The absolute value impact on liquidity of DSO changes is the same for increases and decreases, which we believe would be reasonably assumed by users of our financial statements. However, we will consider the need to enhance our disclosures in future filings to indicate the impact on liquidity of hypothetical increases and decreases in DSO.

Item 7. Quantitative and Qualitative Disclosures About Market Risk, page 24

2.	We note your disclosure of the estimated effects on your cash balances and/or borrowings that would result from a hypothetical increase in DSO of one day. We further note the overall decrease in your DSO over the past five years, as disclosed on page 16. Please tell us if a hypothetical decrease in DSO of one day would have similar quantitative effects and, if so, tell us how you considered providing disclosure of such effects.

Owens & Minor’s Response

As noted in the last paragraph of our response to your first inquiry above, we will consider the need to enhance our disclosures in future filings to indicate the impact on liquidity of hypothetical increases and decreases in DSO.

Notes to Consolidated Financial Statements, page 34

Note 1 – Summary of Significant Accounting Policies, page 34

Segments

3.	We note on page three that you provide distribution, third-party logistics, and other supply-chain management services to healthcare providers and suppliers of medical and surgical products, and you are a leading national distributor of medical and surgical supplies to the acute-care market. It also appears to us that your operations are comprised of one reportable segment. Please advise us of the following:

a.	Tell us the operating segment(s) that you have identified in accordance with ASC 280-10-50-1.

b.	To the extent that you aggregate multiple operating segments, provide us with a robust analysis to support your conclusion that the operating segments have similar economic characteristics and are similar in all of the five areas listed in ASC 280-10-50-11.

c.	Tell us how you define your reporting units (e.g. similar operating segments or components) for purposes of goodwill impairment testing under ASC 350-20-35.

d.	To the extent that you aggregate multiple components as a single reporting unit, also tell us how they meet the aggregation criteria in ASC 280-10-50-11.

Owens & Minor’s Response

We assess reportable segments and reporting units at least annually as of April 30th, in connection with our testing for impairment of goodwill, and when events occur or circumstances indicate that the reportable segments or reporting units may have changed. Our response is based on the assessment we performed in the second quarter of 2010, which we determined did not require revision through the date of our 2010 Form 10-K filing.

We have identified the following three components of our business which comprise one reporting segment:

•	Traditional distribution of products bought and re-sold (“Core Distribution”);

•	Supply-chain management services (“OMSolutions”); and,

•	Distribution of products under the third-party logistics model (“OM HCL”).

All three components are focused on providing supply chain and distribution services to healthcare providers and vendors of healthcare providers. Core Distribution represents over 99% and OMSolutions and OM HCL each represent less than 0.5% of consolidated net revenues in 2010.

Core Distribution and OMSolutions sell and provide distribution and related supply chain services on an integrated basis, rely on shared administrative and management services and share a customer base (together “Distribution”). Distribution primarily distributes high-turnover commodity medical and surgical products, while OM HCL primarily distributes high-dollar medical and surgical products. Distribution and OM HCL each qualify as separate operating segments. However, both operating segments are aggregated into one reporting segment as they both provide medical/surgical product distribution and supply chain services to healthcare providers and vendors of healthcare providers in a highly competitive environment and consequently have similar economic characteristics.

The two operating segments also comprise two reporting units for goodwill impairment testing. The Distribution operating segment represents one reporting unit since neither of its components individually meets the definition of a reporting unit. OM HCL also qualifies as a separate reporting unit.

The basis for our conclusions regarding reporting segments and reporting units is described below.

a.	Under ASC 280-10-50-1, “an operating segment is a component of a public entity that has all of the following characteristics:

•	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity);

•	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

•	Its discrete financial information is available.”

Core Distribution, OMSolutions and OM HCL are our components that have operations that earn revenues and incur expenses and have separate financial information regularly reviewed by our chief operating decision maker (“CODM”). Our CODM is our President and Chief Executive Officer.

The Core Distribution and OMSolutions components are operationally integrated, rely on shared administrative and management services and share a customer base. Further, while certain separate financial information is reviewed by our CODM, it is not reviewed for the purpose of allocating resources and assessing performance, as that allocation and assessment is performed at a level of financial results that includes the performance of both components. Based on this analysis, we concluded that the Core Distribution and OMSolutions components together comprise a single Distribution operating segment. We also determined that OM HCL has all of the above-referenced characteristics of a separate operating segment since, although it provides distribution services to the same overall customer base, its financial performance is currently evaluated separately, it does not share the same technology platform as Distribution and it has separate administrative and management functions.

b.	Under ASC 280-10-50-11, “two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of [ASC 280-10], if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

1.	The nature of the products and services;

2.	The nature of the production processes;

3.	The type or class of customer for their products and services;

4.	The methods used to distribute their products or provide their services; and

5.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

We considered the following with regard to the above:

•

Distribution and OM HCL both offer distribution services for medical and surgical products and related supply-chain management services and conduct similar operations, including inventory management, product receiving, assembly, storage, handling, packing and delivery; and procurement and inventory reporting. In addition, both operating segments customize product pallets and delivery schedules according to customer needs and, in some cases, OM HCL distributes product for the Distribution operating segment.

•

The operational requirements and methods used to provide distribution services for Distribution and OM HCL are similar. Both operating segments require warehouses, materials handling equipment, warehouse management technology, human resources to provide customer service and product handling, various delivery modes (i.e., internal fleet, common carrier and parcel services). As evidence of this similarity, operations at OM HCL were performed within Distribution’s Louisville facility for the first several months of OM HCL’s existence.

•

Distribution and OM HCL both offer and provide their distribution services to healthcare providers and vendors of healthcare providers and thus service the same overall customer base. In addition, the medical/surgical supply distribution industry in the United States is highly competitive with market-based pricing of distribution fees resulting in the potential for similar economic returns for distributors.

•

The nature of the regulatory environment is the same for the two operating segments and includes compliance with laws and regulations governing operating, storage, transportation and safety and security standards of the U.S. Food and Drug Administration, the Department of Transportation, the Department of Homeland Security, the Occupational Safety and Health Administration, state pharmacy licensing boards and regulatory agencies.

Based on the above factors, the Distribution and OM HCL operating segments have similar economic characteristics and are therefore aggregated into one reportable segment.

c.	For purposes of goodwill impairment testing under ASC 350-20-35, we define our reporting units as the Distribution reporting unit and the OM HCL reporting unit. Under ASC 350-20-35, a reporting unit is an operating segment or component of an operating segment that is a business for which discrete financial information is available; for which segment management regularly reviews the operating results; and which has economic characteristics that are different from the economic characteristics of the other components in the operating segment. In addition, ASC 350-20-35-3 states that “an operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component.”

d.

As noted in the response to question 3a above, we identified two operating segments for 2010 – Distribution and OM HCL. The Distribution operating segment is comprised of two components – Core Distribution and OMSolutions. Distribution’s components have financial information that is reviewed by segment management. However, Core Distribution and OMSolutions sell and provide services on an integrated basis and rely on shared administrative and management services, and a shared customer base. Accordingly, neither component separately meets the definition of a business under ASC 805-10-55-4 through 55-9 as they are operationally integrated. Since none of the components in the Distribution operating segment are reporting units, the Distribution operating segment itself is a reporting unit. As a separately identified operating segment with only a single component, OM HCL is also a reporting unit.

Owens & Minor understands that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further information, please feel free to contact me at (804) 723-7566 or James L. Bierman at (804) 723-7500.

Sincerely,

/s/ D. Andrew Edwards
D. Andrew Edwards
Vice President, Controller
& Chief Accounting Officer